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                                 November 2, 2023

       Chen Weihua
       Chief Legal Adviser
       CHINA SOUTHERN AIRLINES CO LTD
       68 QI XIN ROAD
       Guangzhou, 510403
       People's Republic of China

                                                        Re: CHINA SOUTHERN
AIRLINES CO LTD
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-14660

       Dear Chen Weihua:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2002

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 114

   1. We note your response to prior comment 2 indicates that none of the five directors you previously identified
as members of the Chinese Communist Party is an official of the
                                                        Chinese Communist Party
because none of these five directors works in any Chinese
                                                        governmental body.
Please refer to your response dated August 25, 2023, and explain to us in detail how you
reasonably concluded that the three directors with CCP official titles of Party Secretary or
Deputy Party Secretary of CSAH are not CCP officials given their official titles, roles
and responsibilities. In doing so, please describe in detail the roles and responsibilities
corresponding to each official title.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Austin Pattan at 202-551-6756 or Jennifer Thompson at 202-551-3737
       with any other questions.
 Chen Weihua
CHINA SOUTHERN AIRLINES CO LTD
November 2, 2023
Page 2




                                                Sincerely,
FirstName LastNameChen Weihua
                                           Division of Corporation Finance
Comapany NameCHINA SOUTHERN AIRLINES CO LTD
                                           Office of Energy & Transportation
November 2, 2023 Page 2
cc:       James Scoville
FirstName LastName